EXHIBIT 99.4
                                                                    ------------


                               RECENT DEVELOPMENTS


On May 6, 2004, the Trust completed the sale of its interest in its subsidiary, Aventura Energy Inc. ("Aventura"). This sale was reported in the Trust's unaudited interim consolidated financial statements for the three months ended March 31, 2004. As a result, the Trust has presented Aventura as a discontinued operation in the unaudited interim consolidated financial statements for the three months ended March 31, 2004, which included the recast consolidated balance sheet as at December 31, 2003 reflecting the discontinued operation. The Trust's comparative financial statements in fiscal 2004 will be recast to reflect this discontinued operation.

The impact of reflecting Aventura's results as a discontinued operation on the consolidated statement of earnings and accumulated earnings for the years ended December 31, 2003 and 2002 is to include net earnings from discontinued operations as a separate line item on the consolidated statements of earnings and accumulated earnings. The impact on net earnings from continuing operations is also reflected below.

                                                     ----------------------------------------------------
                                                              For the year ended December 31,
                                                     ----------------------------------------------------
                                                            2003                        2002
                                                     ----------------------------------------------------
                                                            (in thousands of Canadian dollars)
                                                     ----------------------------------------------------
Revenue                                                        315,572                      287,540
Earnings before income taxes and other item                     39,311                       73,558
Income taxes (recovery)                                        (17,672)                      32,098
Other item                                                         241                          138
Net earnings from continued operations                          55,777                       40,981
Net earnings from discontinued operations                          965                          341
Net earnings                                                    56,742                       41,322

Net earnings from continuing operations per
trust unit
         Basic                                                    0.95                         0.73
         Diluted                                                  0.94                         0.72

Net earnings per trust unit
         Basic                                                    0.97                         0.74
         Diluted                                                  0.96                         0.73

Weighted average trust units outstanding
         Basic                                                  58,600                       55,791
         Diluted                                                59,093                       56,847